Exhibit 99.1

Mynaric selected for DARPA program to lay out future optical communications terminal

Program aims to create constellation-agnostic optical communications terminal to interlink commercial and government satellite constellations

LOS ANGELES, December 20, 2021—Mynaric has been selected to work on the architectural design of a next-generation optical communications terminal as part of the phase 0 of the Space Based Adaptive Communications Node (Space-BACN) program of the Defense Advanced Research Projects Agency (DARPA). DARPA’s Space-BACN program envisions an optical communications terminal that could be reconfigured to work with most of today’s optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites. The selection for the phase 0 of the program is yet another win for Mynaric in the US government market that represents a driving force for the deployment of space-based, laser communication capabilities.

“DARPA’s goal of advancing optical communications terminals to be constellation agnostic is exactly aligned with our strategy to build scalable laser communications solutions, the cornerstone of future aerospace backed networks connecting everyone and everything,” said Tina Ghataore, CCO of Mynaric. “The future for communications architectures in space lies in highly proliferated and laser-linked networks serving various use-cases across commercial and government customers. Having baked this future early on in our DNA we are proud to already have made significant progress in developing industrialized products for these markets and are honored to be able to accelerate those efforts for the Space-BACN program.”

DARPA is following its mission to make pivotal investments in breakthrough technologies for national security with the new Space-BACN program. The goal of the program is to support industry in building reconfigurable, multi-protocol optical communications terminals that are low in size, weight, power and cost (SWaP-C) and are capable of connecting heterogeneous constellations involving platforms in low Earth orbit (LEO). The already awarded initial 15-week phase 0 to develop the architectural design will be followed by a still to be awarded 14-month phase 1 with the objective to develop a benchtop model of the optical communications terminals and a 20-month phase 2 aiming to build a prototype version of the future product.

“We are honored to be selected for the Space-BACN program that is no longer talking in terms of ‘what ifs,’ but instead creates scalable and affordable solutions to bridge the gap between upcoming commercial and government communication architectures,” said Tim Deaver, VP Strategic Solutions of Mynaric. “We commend DARPA for recognizing the importance of creating optical terminals that adapt to the laser communication capabilities of various satellite constellations and are looking forward to contribute to the program’s success.”

Mynaric is steering the industry with recent product developments that address many of the characteristics sought after by DARPA including advancements of both speed and production. Advancements in reduction of size, weight, power and cost through its standardized products are the core pillars of Mynaric’s product development and engineering roadmap. The CONDOR Mk3 optical communications terminal offers configurable data rate speeds between 100 Mbps and 100 Gbps delivering higher speeds based on the mission and ensuring compatibility with the Space Development Agency’s interoperability standard.

About Mynaric

Mynaric (Nasdaq: MYNA; Frankfurt Stock Exchange: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

Distribution Statement “A” (Approved for Public Release, Distribution Unlimited).

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